082-00264

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CA
MENLO PARK,

99 GRESHA
LONDON EC

IZUMI GARDEN TOWER 33F
1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033
TELEPHONE (03) 5561 4421
FAX (03) 5561 4425

WRITER'S DIRECT

15, AVENUE MATIGNON
75008 PARIS

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

3A CHATER ROAD
HONG KONG

September 5, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: **Sanyo Electric Co., Ltd.**
Submission for Exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We enclose, on behalf of Sanyo Electric Co., Ltd. (the "**Company**"), supplementary materials from the Company for the exemption from registration afforded the Company by Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Please direct any questions or comments concerning these materials to Theodore A. Paradise or Michael T. Dunn of Davis Polk & Wardwell, Izumi Garden Tower 33F, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6033, Japan, telephone 011-81-3-5561-4421, facsimile 011-81-3-5561-4425.

Kindly acknowledge your receipt of the enclosed materials by returning a copy of the cover page thereof bearing your "received" stamp to the individual delivering this to you on our behalf.

Very truly yours,

Michael T. Dunn

Enclosures

dw 9/6

(TK) 18127/004/MISC06/9.5.06.dpw.cvr.ltr.doc

SANYO

SANYO Electric Co., Ltd.

5-5, Keihan-Hondori 2-Chome,
Moriguchi City, Osaka 570-8677, Japan.
TLX:SANYO J63353, J63363
FAX:06-6991-5411, PHONE:06-6991-1181

September 5, 2006

TO : Securities and Exchange Commission
Office of International Corporate Finance

NOTIFICATION OF DELIVERY OF DOCUMENTS

We will forward to you the following documents as per the list below.
Please feel free to contact us if you need further information.

NOTE

	Title of document	Copies
*	Press Release Dated August 30, 2006	1

SANYO ELECTRIC CO., LTD.

Takao Okazaki

TAKAO OKAZAKI
GENERAL MANAGER,
ACCOUNTING UNIT

Z-015

August 30, 2006

To Whom It May Concern:

Company Name:	*SANYO Electric Co., Ltd.*
	(Code No.: 6764, 5 stock exchanges in Japan)
Representative:	*Toshimasa Iue, President & Director*
Inquiries:	*Corporate Communications Headquarters*
	Public Relations Unit
	(TEL: +81-6-6994-3546)

Notification of applications for the voluntary delisting of shares and American depositary shares

Please be advised that on August 30, 2006 the Board of Directors of SANYO Electric Co., Ltd. resolved to submit applications to voluntarily delist the company's shares from the Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange, and to voluntarily delist the company's American depositary shares (ADSs) from NASDAQ. The relevant details are as follows:

1. *Reason for voluntary delisting the company's shares:*
   The trading volume of shares on the Nagoya Stock Exchange, Fukuoka Stock Exchange and Sapporo Securities Exchange, and the ADSs on NASDAQ are extremely low. The voluntary delistings are expected to have little impact and will cause relatively little inconvenience on the company's shareholders and investors.

2. *Schedule*
   Applications for the voluntary delistings will be submitted to the four above-mentioned stock exchanges in September 2006, at the earliest. The delisting process is expected to be completed by December 2006.

Note: Stock exchanges on which SANYO Electric Co., Ltd. expects to continue to be listed:
the Tokyo Stock Exchange and the Osaka Securities Exchange.
The company has made no arrangements to list its ADSs on another U.S. exchange.